Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	September 30,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$494	$370
Accounts receivable and other current assets (Note 6)	1,232	1,297
Prepaid expenses	130	88
Inventories	458	394
Regulatory assets (Note 7)	436	425
Total current assets	2,750	2,574
Other assets	699	620
Regulatory assets (Note 7)	3,106	2,958
Property, plant and equipment, net	36,250	33,988
Intangible assets, net	1,332	1,260
Goodwill	12,273	12,004
Total assets	$56,410	$53,404

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$27	$512
Accounts payable and other current liabilities	2,248	2,378
Regulatory liabilities (Note 7)	438	572
Current installments of long-term debt (Note 8)	971	690
Current installments of finance leases	91	24
Total current liabilities	3,775	4,176
Other liabilities	1,550	1,446
Regulatory liabilities (Note 7)	2,904	2,786
Deferred income taxes	3,282	2,969
Long-term debt (Note 8)	23,813	21,501
Finance leases	334	413
Total liabilities	35,658	33,291
Commitments and contingencies (Note 16)
Equity
Common shares (1)	13,725	13,645
Preference shares (Note 9)	1,623	1,623
Additional paid-in capital	11	11
Accumulated other comprehensive income	649	336
Retained earnings	3,114	2,916
Shareholders' equity	19,122	18,531
Non-controlling interests	1,630	1,582
Total equity	20,752	20,113
Total liabilities and equity	$56,410	$53,404
(1) No par value. Unlimited authorized shares; 464.9 million and 463.3 million issued and outstanding as at September 30, 2020 and December 31, 2019, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2020	2019	2020	2019

Revenue	$2,121	$2,051	$6,589	$6,457

Expenses
Energy supply costs	572	522	1,836	1,851
Operating expenses	589	609	1,814	1,828
Depreciation and amortization	358	335	1,081	1,007
Total expenses	1,519	1,466	4,731	4,686
Gain on disposition (Note 11)	—	—	—	577
Operating income	602	585	1,858	2,348
Other income, net (Note 12)	57	33	113	114
Finance charges	265	262	784	794
Earnings before income tax expense	394	356	1,187	1,668
Income tax expense	58	32	174	223
Net earnings	$336	$324	$1,013	$1,445

Net earnings attributable to:
Non-controlling interests	$29	$30	$87	$86
Preference equity shareholders	15	16	48	50
Common equity shareholders	292	278	878	1,309
	$336	$324	$1,013	$1,445

Earnings per common share (Note 13)
Basic	$0.63	$0.64	$1.89	$3.02
Diluted	$0.63	$0.63	$1.89	$3.02

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2020	2019	2020	2019

Net earnings	$336	$324	$1,013	$1,445

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains (1)	(288)	142	369	(381)
Other (2)	2	—	(20)	—
	(286)	142	349	(381)
Comprehensive income	$50	$466	$1,362	$1,064

Comprehensive (loss) income attributable to:
Non-controlling interests	$(1)	$47	$123	$40
Preference equity shareholders	15	16	48	50
Common equity shareholders	36	403	1,191	974
	$50	$466	$1,362	$1,064
(1) Net of hedging activities and income tax recovery (expense) of $nil and $6 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $nil and $(9) million, respectively)

(2) Net of income tax recovery of $nil and $9 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $nil and $nil, respectively)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2020	2019	2020	2019

Operating activities
Net earnings	$336	$324	$1,013	$1,445
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation - property, plant and equipment	322	298	972	893
Amortization - intangible assets	32	31	98	95
Amortization - other	4	6	11	19
Deferred income tax expense	37	53	156	164
Equity component, allowance for funds used during construction (Note 12)	(20)	(17)	(55)	(54)
Gain on disposition (Note 11)	—	—	—	(583)
Other	59	37	129	111
Change in long-term regulatory assets and liabilities	66	5	8	(81)
Change in working capital (Note 14)	(150)	120	(331)	20
Cash from operating activities	686	857	2,001	2,029
Investing activities
Capital expenditures - property, plant and equipment	(817)	(926)	(2,653)	(2,452)
Capital expenditures - intangible assets	(44)	(87)	(145)	(144)
Contributions in aid of construction	17	26	50	75
Proceeds on disposition (Note 11)	—	—	—	995
Other	(56)	(44)	(149)	(138)
Cash used in investing activities	(900)	(1,031)	(2,897)	(1,664)
Financing activities
Proceeds from long-term debt, net of issuance costs	990	415	3,034	807
Repayments of long-term debt, net of extinguishment costs, and finance leases	(301)	(2)	(903)	(941)
Borrowings under committed credit facilities	930	1,089	3,937	4,773
Repayments under committed credit facilities	(1,079)	(1,272)	(3,833)	(5,235)
Net change in short-term borrowings	2	73	(524)	334
Issue of common shares, net of costs and dividends reinvested	6	51	50	247
Dividends
Common shares, net of dividends reinvested	(212)	(123)	(636)	(359)
Preference shares	(15)	(16)	(48)	(50)
Subsidiary dividends paid to non-controlling interests	(13)	(17)	(47)	(68)
Other	24	11	(11)	19
Cash from (used in) financing activities	332	209	1,019	(473)
Effect of exchange rate changes on cash and cash equivalents	(4)	2	1	(11)
Change in cash and cash equivalents	114	37	124	(119)
Cash and change in cash associated with assets held for sale	—	—	—	15
Cash and cash equivalents, beginning of period	380	191	370	332
Cash and cash equivalents, end of period	$494	$228	$494	$228

Supplementary Cash Flow Information (Note 14)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares	Preference Shares (Note 9)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at June 30, 2020	464.6	$13,708	$1,623	$10	$905	$3,279	$1,658	$21,183
Net earnings	—	—	—	—	—	307	29	336
Other comprehensive loss	—	—	—	—	(256)	—	(30)	(286)
Common shares issued	0.3	17	—	—	—	—	—	17
Advances to non-controlling interests	—	—	—	—	—	—	(12)	(12)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(13)	(13)
Dividends declared on common shares ($0.9825 per share)	—	—	—	—	—	(457)	—	(457)
Dividends on preference shares	—	—	—	—	—	(15)	—	(15)
Other	—	—	—	1	—	—	(2)	(1)
As at September 30, 2020	464.9	$13,725	$1,623	$11	$649	$3,114	$1,630	$20,752

As at June 30, 2019	435.8	$12,238	$1,623	$11	$468	$2,919	$1,555	$18,814
Net earnings	—	—	—	—	—	294	30	324
Other comprehensive income	—	—	—	—	125	—	17	142
Common shares issued	2.5	125	—	(1)	—	—	—	124
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(17)	(17)
Dividends declared on common shares ($0.9275 per share)	—	—	—	—	—	(406)	—	(406)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	—	1
As at September 30, 2019	438.3	$12,363	$1,623	$11	$593	$2,791	$1,585	$18,966

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares	Preference Shares (Note 9)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113
Net earnings	—	—	—	—	—	926	87	1,013
Other comprehensive income	—	—	—	—	313	—	36	349
Common shares issued	1.6	80	—	(2)	—	—	—	78
Advances to non-controlling interests	—	—	—	—	—	—	(29)	(29)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(47)	(47)
Dividends declared on common shares ($1.46 per share)	—	—	—	—	—	(680)	—	(680)
Dividends on preference shares	—	—	—	—	—	(48)	—	(48)
Other	—	—	—	2	—	—	1	3
As at September 30, 2020	464.9	$13,725	$1,623	$11	$649	$3,114	$1,630	$20,752

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	1,359	86	1,445
Other comprehensive loss	—	—	—	—	(335)	—	(46)	(381)
Common shares issued	9.8	474	—	(5)	—	—	—	469
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(68)	(68)
Dividends declared on common shares ($1.3775 per share)	—	—	—	—	—	(600)	—	(600)
Dividends on preference shares	—	—	—	—	—	(50)	—	(50)
Disposition (Note 11)	—	—	—	—	—	—	(318)	(318)
Other	—	—	—	5	—	—	8	13
As at September 30, 2019	438.3	$12,363	$1,623	$11	$593	$2,791	$1,585	$18,966

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. The long-term contracted generation assets in British Columbia were sold on April 16, 2019 (Note 11).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in the "Regulatory Matters" section of its 2019 annual audited consolidated financial statements ("2019 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2020 follows.

COVID-19 Pandemic Impacts

The novel coronavirus ("COVID-19") pandemic has resulted in several customer relief initiatives as well as the delay of several regulatory proceedings, as described below.

Customer Relief Initiatives

UNS Energy
Pursuant to the Arizona Corporation Commission's approval of the utility's customer relief initiatives, TEP refunded to customers approximately $11 million of collected demand side management funds in excess of program costs.

Central Hudson
In March 2020, as agreed with the New York Public Service Commission ("PSC"), Central Hudson postponed until July 1, 2021 the collection in customer rates of approximately $4 million of deferred costs related mainly to environmental remediation.

FortisBC Energy and FortisBC Electric
In April 2020, pursuant to the British Columbia Utilities Commission's ("BCUC") approval of the utilities' customer relief initiatives, FortisBC Energy and FortisBC Electric implemented three-month bill deferrals for certain customer classes, the repayment of which commenced in the third quarter of 2020. The BCUC also authorized the deferral of otherwise uncollectible revenue associated with providing the customer relief initiatives, the recovery of which will be determined through a future rate filing once the financial impact of the pandemic is known.

Delayed Regulatory Proceedings

UNS Energy
General Rate Application: Through the first nine months of 2020, as part of TEP's general rate application, hearings were held to address the inclusion in customer rates of the Gila River natural gas generation station unit 2 and ten natural gas reciprocating internal combustion engine units. Prior to the COVID-19 pandemic, a decision had been expected earlier in 2020 with new rates effective May 1, 2020. TEP currently expects a decision approving new rates prior to the end of 2020.

Central Hudson
2020 Rates: In June 2020 the PSC approved Central Hudson's request to postpone scheduled electric and gas delivery rate increases, reflecting an increase in the equity component of its capital structure from 49% to 50%, from July 1, 2020 to October 1, 2020. The rate increase went into effect on October 1, 2020, and the deferred revenue associated with the delay is being collected over the nine-month period to June 30, 2021.

COVID-19 Proceeding: In June 2020 the PSC initiated a generic proceeding to identify and address the effects of the COVID-19 pandemic. The outcome of this proceeding and potential impacts, if any, are unknown at this time.

FortisAlberta
Generic Cost of Capital Proceeding: In December 2018 the Alberta Utilities Commission ("AUC") initiated a generic cost of capital proceeding which was suspended in March 2020 due to the COVID-19 pandemic. In October 2020, given the time that had passed since initiation of the proceeding and present economic uncertainty, the AUC concluded the proceeding and set the approved return on equity ("ROE") for 2021 at 8.5% using a 37% equity component of capital structure, unchanged from 2020. The AUC is expected to commence a new generic cost of capital proceeding in 2021 to address future periods.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
Other Electric
Caribbean Utilities: In August 2020 the Utility Regulation and Competition Office approved the postponement of Caribbean Utilities' scheduled annual rate adjustment effective June 1, 2020 to January 1, 2021, to provide customer relief from the effects of the COVID-19 pandemic. The deferred revenue associated with the delay will be collected over the two-year period beginning January 2021.

FortisTCI: In February 2020 the Government of the Turks and Caicos Islands approved a 6.8% average increase in FortisTCI's electricity rates, effective April 1, 2020, including the recovery of hurricane-related costs incurred in 2017. In March 2020, to provide customer relief from the effects of the COVID-19 pandemic, the effective date was postponed to July 2020 and new rates became effective July 22, 2020.

Other Regulatory Matters

ITC
ROE Complaints: In May 2020 the Federal Energy Regulatory Commission ("FERC") issued an order on rehearing of its November 2019 decision on the Midcontinent Independent System Operator ("MISO") transmission owner ROE complaints and set the base ROE for the periods of November 2013 through February 2015 and from September 2016 onward at 10.02%, up to a maximum of 12.62% with incentive adders. Including incentive adders, the May 2020 FERC Order implies an all-in ROE for ITC's subsidiaries operating in the MISO region of 10.77%, up from 10.63% based on the November 2019 decision but down from 11.07% which was recognized during the first nine months of 2019.

A net regulatory liability of $7 million and $91 million was recorded at September 30, 2020 and December 31, 2019, respectively, reflecting: (i) the terms of the May 2020 and November 2019 decisions; and (ii) $42 million refunded to customers year-to-date September 30, 2020. The May 2020 FERC Order resulted in an increase in Fortis' net earnings of $29 million, including $27 million related to the reversal of liabilities established in prior periods.

Review of Transmission Incentives Policy: In March 2020 FERC issued a notice of proposed rulemaking ("NOPR") proposing to update its transmission incentives policy for transmission owners, including ITC, to grant incentives to projects based upon benefits to customers regarding reliability and cost savings through the reduction of transmission congestion. The NOPR follows a Notice of Inquiry, issued in March 2019, on FERC's transmission incentives policies. FERC proposed total ROE incentives of up to 250 basis points that would not be limited by the upper end of the base ROE zone of reasonableness. Comments from stakeholders, including ITC, were provided to FERC through July 2020. The outcome may impact future incentive adders that are included in transmission rates charged by transmission owners, including ITC.

Central Hudson
General Rate Application: In August 2020 Central Hudson filed a rate application with the PSC requesting an increase in electric and natural gas rates of $44 million (US$33 million) and $19 million (US$14 million), respectively, effective July 1, 2021. The application includes a request to set Central Hudson's allowed ROE at 9.10% and to maintain a 50% equity component in its capital structure. An order from the PSC is expected in June 2021 with the new rates to become effective no later than July 1, 2021.

FortisBC Energy and FortisBC Electric
Multi-Year Rate Plan Applications: In June 2020 the BCUC issued a decision on FortisBC Energy's and FortisBC Electric's multi-year rate plan applications for 2020 to 2024. The decision sets the rate-setting framework for the next five years, including: (i) the level of operation and maintenance expense and capital to be included in customer rates, subject to an incentive formula; (ii) the level of investment in gas innovation initiatives to be included in customer rates; and (iii) a 50/50 sharing between customers and the utilities of variances from the allowed ROE. In August 2020 FortisBC Energy and FortisBC Electric filed updated 2020 rate filings, including a request for approval of 2021 delivery rates, reflecting the terms of this decision. Current interim rates will remain in effect pending a final determination of 2020 rates by the BCUC.

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
FortisAlberta
2018 Alberta Independent System Operator Tariff Application: In September 2019 the AUC issued a decision that addressed a proposal to change how the Alberta Independent System Operator's customer contribution policy functions between distribution facility owners, such as FortisAlberta, and transmission facility owners. Implementation of the order was suspended in October 2019 and in May 2020 the AUC confirmed that outstanding matters on the order will be determined through a written hearing. Final submissions were filed in September 2020 and a decision is expected in the fourth quarter of 2020. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

Performance-Based Regulation: In May 2020 FortisAlberta filed an application for anomaly adjustments to rates based on new criteria established by the AUC in January 2020. Final submissions on this proceeding were filed in September 2020 and a decision is expected in the fourth quarter of 2020.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise noted.

The Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2019 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2019 Annual Financial Statements, except as described below.

New Accounting Policies

Financial Instruments
Effective January 1, 2020, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-13, Measurement of Credit Losses on Financial Instruments, which requires the use of reasonable and supportable forecasts in the estimate of credit losses and the recognition of expected losses upon initial recognition of a financial instrument, in addition to using past events and current conditions. The new guidance also requires quantitative and qualitative disclosures regarding the activity in the allowance for credit losses for financial assets within the scope of the guidance. Adoption did not have a material impact on the Interim Financial Statements.

Fortis and each subsidiary recognize an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible (Note 6).

F - 10

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
4. FUTURE ACCOUNTING PRONOUNCEMENTS

Income Taxes
ASU No. 2019-12, Simplifying the Accounting for Income Taxes, issued in December 2019, is effective for Fortis January 1, 2021, with early adoption permitted. Principally, it improves consistent application of, and clarifies, existing income tax guidance. Adoption will not have a material impact on the consolidated financial statements and related disclosures.

5. SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2020 and 2019.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities, which are summarized below.

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2020	2019	2020	2019
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	5	5	17	17
Sale of capacity from Waneta Expansion to FortisBC Electric (1)	—	—	—	17
(1)    Reflects amounts to the April 16, 2019 disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") (Note 11)

As at September 30, 2020, accounts receivable included approximately $22 million due from Belize Electricity (December 31, 2019 - $8 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. As at September 30, 2020, there were inter-segment loans outstanding of $28 million (December 31, 2019 - $279 million) and the total interest charged was not material for the three and nine months ended September 30, 2020 and 2019.

F - 11

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
September 30, 2020		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	415	716	225	194	155	102	311	2,118	3	—	—	2,121
Energy supply costs	—	279	55	47	—	28	162	571	1	—	—	572
Operating expenses	105	156	120	79	36	29	46	571	6	12	—	589
Depreciation and amortization	73	83	22	59	56	15	45	353	4	1	—	358
Operating income	237	198	28	9	63	30	58	623	(8)	(13)	—	602
Other income, net	11	11	7	2	(1)	2	5	37	5	15	—	57
Finance charges	83	33	12	36	26	18	19	227	—	38	—	265
Income tax expense	41	32	4	(4)	1	3	5	82	(3)	(21)	—	58
Net earnings	124	144	19	(21)	35	11	39	351	—	(15)	—	336
Non-controlling interests	23	—	—	—	—	—	6	29	—	—	—	29
Preference share dividends	—	—	—	—	—	—	—	—	—	15	—	15
Net earnings attributable to common equity shareholders	101	144	19	(21)	35	11	33	322	—	(30)	—	292
Goodwill	8,174	1,840	601	913	228	235	255	12,246	27	—	—	12,273
Total assets	20,996	11,365	4,013	7,480	5,000	2,410	4,268	55,532	742	185	(49)	56,410
Capital expenditures	287	181	90	94	103	30	67	852	9	—	—	861

Quarter Ended
September 30, 2019
($ millions)
Revenue	425	659	215	183	153	97	317	2,049	2	—	—	2,051
Energy supply costs	—	229	54	42	—	29	168	522	—	—	—	522
Operating expenses	126	161	113	79	37	25	45	586	7	16	—	609
Depreciation and amortization	69	74	20	59	52	15	42	331	3	1	—	335
Operating income	230	195	28	3	64	28	62	610	(8)	(17)	—	585
Other income, net	9	5	4	5	—	1	—	24	—	9	—	33
Finance charges	80	32	12	34	26	18	19	221	—	41	—	262
Income tax expense	29	29	4	(5)	1	—	5	63	(4)	(27)	—	32
Net earnings	130	139	16	(21)	37	11	38	350	(4)	(22)	—	324
Non-controlling interests	23	—	—	1	—	—	6	30	—	—	—	30
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	107	139	16	(22)	37	11	32	320	(4)	(38)	—	278
Goodwill	8,127	1,829	597	913	228	235	254	12,183	27	—	—	12,210
Total assets	20,010	10,138	3,660	7,014	4,769	2,300	4,157	52,048	668	214	(130)	52,800
Capital expenditures	370	190	86	150	95	23	81	995	10	8	—	1,013

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	REGULATED								NON-REGULATED
Year-to-Date									Energy		Inter-
September 30, 2020		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	1,325	1,735	711	909	457	307	1,104	6,548	41	—	—	6,589
Energy supply costs	—	630	184	273	—	82	665	1,834	2	—	—	1,836
Operating expenses	336	471	379	237	108	82	146	1,759	21	34	—	1,814
Depreciation and amortization	221	249	68	178	167	45	138	1,066	12	3	—	1,081
Operating income	768	385	80	221	182	98	155	1,889	6	(37)	—	1,858
Other income, net	28	24	24	5	—	4	10	95	5	13	—	113
Finance charges	242	95	36	107	77	54	59	670	—	114	—	784
Income tax expense	139	57	12	17	5	5	15	250	(1)	(75)	—	174
Net earnings	415	257	56	102	100	43	91	1,064	12	(63)	—	1,013
Non-controlling interests	75	—	—	1	—	—	11	87	—	—	—	87
Preference share dividends	—	—	—	—	—	—	—	—	—	48	—	48
Net earnings attributable to common equity shareholders	340	257	56	101	100	43	80	977	12	(111)	—	878
Goodwill	8,174	1,840	601	913	228	235	255	12,246	27	—	—	12,273
Total assets	20,996	11,365	4,013	7,480	5,000	2,410	4,268	55,532	742	185	(49)	56,410
Capital expenditures	768	866	254	310	307	88	189	2,782	16	—	—	2,798

Year-to-Date
September 30, 2019
($ millions)
Revenue	1,261	1,702	691	903	448	306	1,086	6,397	63	—	(3)	6,457
Energy supply costs	—	625	204	286	—	84	650	1,849	2	—	—	1,851
Operating expenses	382	474	338	240	114	77	138	1,763	30	38	(3)	1,828
Depreciation and amortization	200	222	59	177	157	46	128	989	16	2	—	1,007
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	679	381	90	200	177	99	170	1,796	15	537	—	2,348
Other income, net	31	19	12	11	1	3	1	78	2	34	—	114
Finance charges	236	98	34	103	78	54	58	661	—	133	—	794
Income tax expense	110	48	13	19	2	6	16	214	(3)	12	—	223
Net earnings	364	254	55	89	98	42	97	999	20	426	—	1,445
Non-controlling interests	64	—	—	1	—	—	13	78	8	—	—	86
Preference share dividends	—	—	—	—	—	—	—	—	—	50	—	50
Net earnings attributable to common equity shareholders	300	254	55	88	98	42	84	921	12	376	—	1,309
Goodwill	8,127	1,829	597	913	228	235	254	12,183	27	—	—	12,210
Total assets	20,010	10,138	3,660	7,014	4,769	2,300	4,157	52,048	668	214	(130)	52,800
Capital expenditures	907	513	228	324	297	74	205	2,548	23	25	—	2,596

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

6. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance (Note 3), which is netted against accounts receivable and other current assets, changed from June 30, 2020 and December 31, 2019 as follows.

	September 30, 2020
($ millions)	Quarter ended	Year-to-Date
Beginning of period	(53)	(35)
Credit loss expensed	(7)	(21)
Credit loss deferred (1) (Note 2)	(1)	(9)
Write-offs, net of recoveries	2	8
Foreign exchange	—	(2)
End of period	(59)	(59)
(1)    Comprised of FortisBC Energy and FortisBC Electric

The allowance for doubtful accounts balance, which was netted against accounts receivable and other current assets, changed from June 30, 2019 and December 31, 2018 as follows.

	September 30, 2019
($ millions)	Quarter ended	Year-to-Date
Beginning of period	(33)	(33)
Bad debts expensed	(6)	(15)
Write-offs, net of recoveries	5	13
Foreign exchange	—	1
End of period	(34)	(34)

7. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 9 to the 2019 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2020	2019
Regulatory assets
Deferred income taxes	1,644	1,556
Employee future benefits	517	530
Deferred energy management costs	310	279
Rate stabilization and related accounts	223	208
Deferred lease costs	128	116
Manufactured gas plant site remediation deferral	116	81
Generation early retirement costs	84	88
Derivatives	64	119
Other regulatory assets	456	406
Total regulatory assets	3,542	3,383
Less: Current portion	(436)	(425)
Long-term regulatory assets	3,106	2,958

F - 14

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)

	As at
	September 30,	December 31,
($ millions)	2020	2019
Regulatory liabilities
Deferred income taxes	1,427	1,440
Asset removal cost provision	1,243	1,187
Rate stabilization and related accounts	135	166
Renewable energy surcharge	104	94
Energy efficiency liability	92	101
Electric and gas moderator account	35	45
Employee future benefits	31	45
ROE complaints liability	17	91
Other regulatory liabilities	258	189
Total regulatory liabilities	3,342	3,358
Less: Current portion	(438)	(572)
Long-term regulatory liabilities	2,904	2,786

8. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2020	2019
Long-term debt	24,055	21,547
Fair value adjustment - ITC acquisition	128	133
Credit facility borrowings	752	640
Total long-term debt	24,935	22,320
Less: Deferred financing costs and debt discounts	(151)	(129)
Less: Current installments of long-term debt	(971)	(690)
	23,813	21,501

F - 15

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
The long-term debt issuances for the nine months ended September 30, 2020 are summarized below.

		Interest
	Month	Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Unsecured term loan credit agreement	January	(1)	2021	US	75	(2)(3)
Unsecured term loan credit agreement (4)	January	(5)	2021	US	200	(4)
Unsecured senior notes	May	2.95	2030	US	700	(2)(3)(6)
First mortgage bonds	July	3.13	2051	US	180	(2)(3)(7)
UNS Energy
Unsecured senior notes	April	4.00	2050	US	350	(2)(3)
Unsecured senior notes	August	1.50	2030	US	300	(7)
Unsecured senior notes	September	2.17	2032	US	50	(2)(3)
Central Hudson
Unsecured senior notes	May	3.42	2050	US	30	(3)
Unsecured senior notes	July	3.62	2060	US	30	(3)(7)
Unsecured senior notes	September	2.03	2030	US	40	(8)
FortisBC Energy
Unsecured debentures	July	2.54	2050	200		(7)
FortisBC Electric
Unsecured debentures	May	3.12	2050	75		(2)
Newfoundland Power
First mortgage sinking fund bonds	April	3.61	2060	100		(2)(3)
FortisTCI
Unsecured senior notes (9)	June	5.30	2035	US	15	(7)(8)

(1)    Floating rate of a one-month LIBOR plus a spread of 0.45%
(2)    Repay credit facility borrowings
(3)    General corporate purposes
(4)    Maximum amount of borrowings under this agreement of US$400 million has been drawn; current period borrowings were used to repay an outstanding commercial paper balance.
(5)    Floating rate of a two-month LIBOR plus a spread of 0.60%
(6)    Early redemption of unsecured term loan credit agreement of US$400 million
(7)    Finance capital expenditures
(8)    Repay maturing long-term debt
(9)    Maximum amount of borrowings under this agreement is US$30 million; in October 2020 the remaining US$15 million was drawn to finance capital expenditures and repay maturing long-term debt

In October 2020 ITC issued 35-year US$150 million secured senior notes at 3.02%. The net proceeds were used to repay maturing long-term debt, repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

F - 16

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
Credit Facilities

			As at
	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2020	2019
Total credit facilities	3,870	1,881	5,751	5,590
Credit facilities utilized:
Short-term borrowings (1)	(27)	—	(27)	(512)
Long-term debt (including current portion) (2)	(692)	(60)	(752)	(640)
Letters of credit outstanding	(78)	(53)	(131)	(114)
Credit facilities unutilized	3,073	1,768	4,841	4,324
(1)    The weighted average interest rate was approximately 1.9% (December 31, 2019 - 3.2%).
(2)    The weighted average interest rate was approximately 1.1% (December 31, 2019 - 2.4%). The current portion was $524 million (December 31, 2019 - $252 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 25% of the total facilities. Approximately $5.5 billion of the total credit facilities are committed facilities with maturities ranging from 2021 through 2025.

See Note 15 in the 2019 Annual Financial Statements for a description of the credit facilities as at December 31, 2019.

In January 2020 Caribbean Utilities amended its unsecured revolving committed credit facility resulting in an increase of US$20 million and an extension of the maturity date to January 2025.

In March 2020 FortisBC Energy entered into a $55 million two-year uncommitted letter of credit facility and FortisAlberta entered into a $150 million one-year non-revolving committed credit facility.

In April 2020 the Corporation entered into an unsecured $500 million one-year revolving term committed credit facility and UNS Energy terminated its US$225 million unsecured non-revolving uncommitted credit facility due to mature in December 2020.

In May 2020 and July 2020 Central Hudson's US$10 million uncommitted credit facility and its US$50 million unsecured revolving committed credit facility, respectively, expired and were not renewed.

9. PREFERENCE SHARES

On June 1, 2020, 267,341 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 907,577 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

Also on June 1, 2020, the annual fixed dividend per share for the First Preference Shares, Series H was reset from $0.6250 to $0.45875 for the five-year period up to but excluding June 1, 2025.

F - 17

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
10. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post-employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2020	2019	2020	2019
Quarter Ended September 30
Components of net benefit cost
Service costs	24	20	8	6
Interest costs	29	31	6	6
Expected return on plan assets	(44)	(41)	(4)	(4)
Amortization of actuarial losses (gains)	8	6	(1)	(1)
Amortization of past service credits/plan amendments	—	—	(1)	(1)
Regulatory adjustments	3	1	1	2
Net benefit cost	20	17	9	8

Year-to-Date September 30
Components of net benefit cost
Service costs	74	58	24	20
Interest costs	86	94	17	19
Expected return on plan assets	(132)	(121)	(14)	(12)
Amortization of actuarial losses (gains)	25	18	(4)	(3)
Amortization of past service credits/plan amendments	(1)	(1)	(2)	(5)
Regulatory adjustments	1	2	3	5
Net benefit cost	53	50	24	24

Defined contribution pension plan expense for the three and nine months ended September 30, 2020 was $12 million and $34 million, respectively (three and nine months ended September 30, 2019 - $9 million and $31 million, respectively).

11. DISPOSITION

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt Waneta Expansion for proceeds of $995 million. A gain on disposition of $577 million ($484 million after tax), net of expenses, was recognized in the Corporate and Other segment, and the related non-controlling interest was removed from equity.

Up to the date of disposition, excluding the gain as noted above, Waneta Expansion contributed $17 million to earnings before income tax expense, of which Fortis' share was 51%.

F - 18

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
12. OTHER INCOME, NET

	Quarter ended		Year-to-Date
	September 30		September 30
($ millions)	2020	2019	2020	2019
Equity component, allowance for funds used during construction	20	17	55	54
Derivative gains	12	8	12	21
Equity income	11	(1)	17	(2)
Interest income	2	4	10	12
Gain on repayment of debt	—	—	—	11
Other	12	5	19	18
	57	33	113	114

13. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2020			2019
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter Ended September 30
Basic EPS	292	464.9	0.63	278	437.4	0.64
Potential dilutive effect of stock options	—	0.6		—	0.6
Diluted EPS	292	465.5	0.63	278	438.0	0.63

Year-to-Date September 30
Basic EPS	878	464.4	1.89	1,309	433.3	3.02
Potential dilutive effect of stock options	—	0.6		—	0.6
Diluted EPS	878	465.0	1.89	1,309	433.9	3.02

F - 19

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
14. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2020	2019	2020	2019
Change in working capital
Accounts receivable and other current assets	18	55	125	190
Prepaid expenses	(64)	(56)	(39)	(38)
Inventories	(55)	(16)	(56)	—
Regulatory assets - current portion	(43)	8	(15)	(8)
Accounts payable and other current liabilities	4	93	(190)	(163)
Regulatory liabilities - current portion	(10)	36	(156)	39
	(150)	120	(331)	20

Non-cash investing and financing activities
Accrued capital expenditures	387	330	387	330
Common share dividends reinvested	10	73	28	224
Contributions in aid of construction	10	14	10	14
Exercise of stock options into common shares	—	1	2	5
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	1	48

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves. All commodity swaps expired in the first quarter of 2020.

F - 20

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2020, unrealized losses of $64 million (December 31, 2019 - $119 million) were recognized as regulatory assets and unrealized gains of $36 million (December 31, 2019 - $2 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values were measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue and were not material for the three and nine months ended September 30, 2020 and 2019.

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $113 million and terms of one to three years expiring in January 2021, 2022 and 2023. Fair value was measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in other income, net and were not material for the three and nine months ended September 30, 2020 and 2019.

Foreign Exchange Contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire between 2020 and 2022 and have a combined notional amount of $312 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three and nine months ended September 30, 2020 and 2019.

Interest Rate Swaps
ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with planned borrowings. The swaps, which had a combined notional value of $611 million, were terminated in May 2020 with the issuance of US$700 million senior notes and realized losses of $31 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over five years.

Other Investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for the three and nine months ended September 30, 2020 and 2019.

F - 21

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2020
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	55	—	55
Energy contracts not subject to regulatory deferral (2)	—	8	—	8
Foreign exchange contracts and total return swaps (2)	17	—	—	17
Other investments (4)	126	—	—	126
	143	63	—	206

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(83)	—	(83)
Energy contracts not subject to regulatory deferral (5)	—	(27)	—	(27)
	—	(110)	—	(110)

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	22	—	22
Energy contracts not subject to regulatory deferral (2)	—	8	—	8
Foreign exchange contracts, interest rate and total return swaps (2)	14	4	—	18
Other investments (4)	121	—	—	121
	135	34	—	169

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(138)	—	(139)
Energy contracts not subject to regulatory deferral (5)	—	(12)	—	(12)
	(1)	(150)	—	(151)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in other assets
(5)Included in accounts payable and other current liabilities or other liabilities

F - 22

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

Energy Contracts	Gross
	Amount	Counterparty	Cash
	Recognized	Netting of	Collateral
	on Balance	Energy	Received/
($ millions)	Sheet	Contracts	Posted	Net Amount
As at September 30, 2020
Derivative assets	63	25	10	28
Derivative liabilities	(110)	(25)	(3)	(82)

As at December 31, 2019
Derivative assets	30	22	10	(2)
Derivative liabilities	(151)	(22)	(2)	(127)

Volume of Derivative Activity

As at September 30, 2020, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2020	2019
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	549	628
Electricity power purchase contracts (GWh)	3,154	3,198
Gas swap contracts (PJ)	139	168
Gas supply contract premiums (PJ)	247	241
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,273	1,855
Gas swap contracts (PJ)	45	43
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts. As a result of the impact of the COVID-19 pandemic, certain of the Corporation's utilities have temporarily suspended non-payment disconnects.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

F - 23

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $75 million as at September 30, 2020 (December 31, 2019 - $161 million).

As at September 30, 2020 the impact of the COVID-19 pandemic on the carrying values of accounts receivable and other current assets, and long-term other receivables or the fair value of derivatives was not material.

Hedge of Foreign Net Investments

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Belize Electric Company Limited and Belize Electricity is, or is pegged to, the US dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at September 30, 2020, US$2.3 billion (December 31, 2019 - US$2.2 billion) of corporately issued US dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.1 billion (December 31, 2019 - US$9.7 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2020, the carrying value of long-term debt, including current portion, was $24.9 billion (December 31, 2019 - $22.3 billion) compared to an estimated fair value of $29.5 billion (December 31, 2019 - $25.3 billion).

16. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2019 Annual Financial Statements.

Contingencies

In April 2013 FHI and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

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